FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of June 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                              TDK Corporation

                                             (Registrant)



June 29, 2007
                                              BY: /s/ Noboru Hara
                                                  Noboru Hara
                                                  General Manager
                                                  General Affairs Department
                                                  Administration Group






(Translation)

Securities Code No. 6762

To:    Shareholders
       June 28, 2007

TDK Corporation (the 'Company')
13-1, Nihonbashi 1-chome
Chuo-ku, Tokyo
Hajime Sawabe
Chairman & Representative Director

                            NOTICE OF RESOLUTIONS OF
               THE 111TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Madams/Sirs:

         You are hereby notified that the following matters were reported and resolved upon at the 111th Ordinary General Meeting of Shareholders held today.

                                  Particulars

Matters Reported:

1. Matters of the Report on Business and Consolidated
Financial Statements for the 111th Fiscal Year (from April 1, 2006 to March 31,
2007), and Report on Audit Results of Consolidated Financial Statements for the 111th Fiscal Year by Accounting Auditor and the Board of Corporate Auditors;

The contents of the Report on Business, Consolidated
Financial Statements and the Audit Results stated above were reported.

2.Report on Matter of Non-Consolidated Financial
Statements for the 111th Fiscal Year (from April 1, 2006 to March 31, 2007).

The contents of Non-Consolidated Financial
Statements stated above were reported.


Matters Resolved:

First Item:  Appropriation of Retained Earnings

                            This proposal was approved and resolved as
originally proposed. It was decided that the year-end dividend is JPY60 per share(including the interim dividend, the total dividend is JPY110 per share).

Second Item: Issuance of Stock Acquisition Rights as Stock Option Scheme for Stock Compensation-Type Plan

                            This proposal was approved and resolved as
originally proposed. The Company can issue stock acquisition rights with a maximum of 13,000 shares of common stock of the Company to Corporate Officers of the Company as a stock option scheme for a stock-linked compensation plan, pursuant to the provisions of Articles 236, 238 and 239 of the Corporate Law of Japan.

Third Item:  Issuance of Stock Acquisition Rights as Stock Option
Scheme

                            This proposal was approved and resolved as
originally proposed. The Company can issue stock acquisition rights with a maximum of 130,000 shares of common stock of the Company to key employees of the Company, and directors and key employees of group companies as a stock option scheme for a stock-linked compensation plan, pursuant to the provisions of Articles 236, 238 and 239 of the Corporate Law of Japan.

Fourth Item:  Election of seven (7) Directors

                            This proposal was approved and resolved as
originally proposed. Each of Messrs. Hajime Sawabe, Takehiro Kamigama, Jiro Iwasaki, Shinji Yoko, Yasuhiro Hagihara and Seiji Enami was re-elected and re-assumed the office of Director. Mr. Minoru Takahashi was newly elected and assumed the office of Director.

Fifth Item:  Election of five (5) Corporate Auditors

                            This proposal was approved and resolved as
originally proposed. Each of Messrs. Masaaki Miyoshi, Kaoru Matsumoto and Ryoichi Ohno was re-elected and re-assumed the office of Corporate Auditors. Messrs. Noboru Hara and Yukio Yanase were newly elected and assumed the office of Corporate Auditors.

Sixth Item:  Provision of Bonus to Directors as a Group

                            This proposal was approved and resolved as
originally proposed. The Company will pay a directors' bonus in the aggregate amount of JPY147,920 thousand.

Seventh Item: Presentation of Retirement Grants to the Resigning Director and Resigning Corporate Auditor

                            This proposal was approved and resolved as
originally proposed. The Company will pay retirement grants to Mr. Takeshi Nomura, who will retire as Director upon the completion of his term of office, and Mr. Takuma Otsuka, who will retire as Corporate Auditor upon the completion of his term of office, in appreciation for their meritorious services to the Company, in a reasonable amount based on the specified standards of the Company.
  The amount, the date of presentation and procedures will be entrusted to the Board of Directors in case of the resigning Director and to the determination among the Corporate Auditors in case of the resigning Corporate Auditor.

Eighth Item: Presentation of Retirement Grants to the Resigning Outside Corporate Auditor

                            This proposal was approved and resolved as
originally proposed. The Company will pay retirement grants to Mr. Kazutaka Kubota, who will retire as Corporate Auditor upon the completion of his term of office, in appreciation for his meritorious service to the Company, in a reasonable amount based on the specified standards of the Company. The amount, the date of presentation and procedures will be entrusted to the determination among the Corporate Auditors.

                                    - End -

          -----------------------------------------------------------

         After the closing of this Ordinary General Meeting of Shareholders, Messrs. Hajime Sawabe and Takehiro Kamigama were respectively elected and assumed the office of Chairman and Representative Director, and President and Representative Director upon resolution of the Board of Directors held on the same day.
          -----------------------------------------------------------

         After the closing of this Ordinary General Meeting of Shareholders, Messrs. Masaaki Miyoshi and Noboru Hara were respectively elected and assumed the office of Full-time Corporate Auditors upon resolution of the Board of Corporate Auditors held on the same day.
          -----------------------------------------------------------

                              Payment of Dividends

         With respect to the payment of the year-end dividends pursuant to the resolution of the 111th Ordinary General Meeting of Shareholders, please receive the dividends at the nearest post office by filling in the 'notice of payment by postal transfer' enclosed herewith and affixing your registered seals thereto.

         For the shareholders who have requested transfer to the respective bank accounts, the statement of dividends and the confirmation of designated bank accounts are enclosed herewith. We kindly request you to check the matters stated therein.

                                  Particulars:

1.Date of Payment:                  from June 29, 2007 (Friday)
                                    to July 31, 2007
(Tuesday) (Japan time)

2.Year-end Dividend:                JPY60 per share

3.Payment Handling Office:          Please receive the dividend during the
                                    designated period (up to July 31, 2007) at the nearest post office in Japan



                                   - End -